

Scott Sinclair · 3rd in

Experienced Telecom Executive | Visionary | Entrepreneur | Recording Artist

Westchester, Illinois · 500+ connections · **Contact info**

xclutel **XCLUTEL Communic**

P **Purdue University**

Featured



Scott Sinclair, CEO and Fouder of Xclutel Communicat
YouTube

In this interview with Nicole Martin of HRBoost, Scott discusses how he started working for himself and the importance of culture in a successful organization.

Experience



Chief Executive Officer
XCLUTEL Communications
Oct 2009 – Present · 10 yrs 7 mos
United States

At XCLUTEL Scott developed their "way" of doing business by defining and living the Mission, Vision, Values and Goals that make XCLUTEL who they are.

XCLUTEL is a facilities based ISP and an Avaya Small to Mid-sized Enterprise Expert. XCLUTEL offers a privately hosted communications platform that enhances its client's ability to connect & communicate in today's business environment. Xclutel specializes in difficult deployments and complex communications transport challenges over multiple client sites. If you have critica communications services & infrastructure, you need to partner with Xclutel. **...see mor**



XCLUTEL's Special Offer



XCLUTEL Communications - Ho...



Member
Crystal Tree Country Club
2008 – 2016 · 8 yrs



President / CEO
Cable Max Solutions, Inc.
Sep 1998 – Dec 2014 · 16 yrs 4 mos

At Cable Max, Scott built a well respected union structured cabling company that started from his garage. Cable Max was the first company Scott started and eventually led to the integrated provider that XCLUTEL is today.



Chief Executive Officer
Xclutel Financial Services
Oct 2009 – May 2014 · 4 yrs 8 mos

At XCLUTEL Financial Services (XFS) Scott secured a strategic partnership with XCLUTEL Communications that would make XFS a critical component to XCLUTEL Communication's equipment finance strategy.



Chairman / CEO
Airdis Telecom
Jan 2005 – Apr 2010 · 5 yrs 4 mos

At Airdis Telecom, Scott built a full service telecommunications solution provider to change the mediocre treatment of business customers in this industry. Airdis was the predecessor of Xclutel and was the first attempt to bring two worlds in telecommunications together (equipment and services under one roof). This initial experiment provided a road ma **...see mor**

Education



Purdue University
Chemistry
1992 – 1994
Activities and Societies: Rugby

Mount Carmel

High School, College Prep

1989 – 1992

Activities and Societies: 1990 IHSA Football State Champions - 1991 IHSA Football State Champions

St Bernadette

1978 – 1988

Activities and Societies: 1987 Catholic League Football Champions

Volunteer Experience



Chairman of the SBAC Southwest Chapter

Small Business Advocacy Council

Aug 2013 • 1 mo

Politics

The SBAC is a non-partisan, member driven organization that promotes the success of small business through political advocacy, creating valuable connections, facilitating business relationships and providing educational services. Helping small businesses is a passion of mine

